Exhibit 3.1

Amendment to Bylaws of Sybron Dental Specialties, Inc.

ARTICLE VI OFFICERS

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Section 6. Chief Executive Officer. The Chief Executive Officer shall have, subject only to the Board of Directors and any executive committee constituted by the Board, overall responsibility for managing and supervising the business and affairs of the Company and shall see that all orders and resolutions of the Board of Directors and any such executive committee are carried into effect. The Chief Executive Officer shall have all powers and duties of supervision and management usually vested in the general manager of a corporation, including the supervision and direction of all other officers of the Company and the power to appoint and discharge such agents and employees as he or she shall deem necessary and to prescribe their powers, duties and compensation, and to delegate authority to them. In addition, the Chief Executive Officer shall have the authority to sign, execute and acknowledge, on behalf of the Company, all deeds, mortgages, bonds, contracts, leases, reports and all other documents and instruments necessary or proper to be executed in the course of the Company’s regular business, or which shall be authorized by the Board of Directors; and except as otherwise provided by law or the Board of Directors, the Chief Executive Officer may authorize the President, any Vice President or other officer or agent of the Company to sign, execute and acknowledge such documents or instruments in place and stead of the Chief Executive Officer. The Chief Executive Officer shall, if the Chairman of the Board is either unable or unwilling to do so, preside at meetings of the stockholders and of the Board of Directors.

Section 7. President. Unless otherwise designated by the Board of Directors pursuant to Section 7A of these Bylaws, the President shall be the chief operating officer of the Company and, subject to the control of the Board of Directors and the Chief Executive Officer, shall in general supervise and control all of the business and affairs of the Company. The President shall perform all duties incident to the office of President and shall have the power to appoint and discharge agents and employees, and the authority to sign, execute and acknowledge, on behalf of the Company, all deeds, mortgages, bonds, contracts, leases, reports and all other documents and instruments necessary or proper to be executed in the course of the Company’s regular business and may exercise such other powers as are from time to time assigned to him or her by the Board of Directors or the Chief Executive Officer. The President shall have authority, subject to such rules as may be prescribed by the Board of Directors and the Chief Executive Officer, to appoint such agents and employees of the Company as he or she shall deem necessary, to prescribe their powers, duties and compensation, and to delegate authority to them including the authority to sign, execute and acknowledge documents and instruments in his or her stead. Such agents and employees shall hold office at the discretion of the President.

Section 7A. Executive Vice President. If the offices of the Chief Executive Officer and the President are held by the same person, the Board of Directors may designate an Executive Vice President as the chief operating officer of the Company, in which event references in these Bylaws to the President shall be regarded as references to such Executive Vice President, as chief operating officer, except where a contrary meaning is clearly required.